

22007079

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-49555

FACING PAGE   SEP 28 2022

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington, DC

FILING FOR THE PERIOD BEGINNING 08/01/2021 AND ENDING 07/31/2022
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ace Diversified Capital, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

923 E. Valley Boulevard #213

(No. and Street)

San Gabriel	**CA**	**91776**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Lynnwood Jen	**626-307-8300**	lynnwoodj@acediversifiedcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Anson, Brian W

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd., #404 Tarzana		**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)
9/15/2005		**2370**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lynnwood Jen _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ace Diversified Capital, Inc. _____, as of July 31 _____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

Notary Public _____

This filing contains (check all applicable boxes):**
- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angele_

On _September 7, 2022_ before me, _Margaret Chiu_ ,

A Notary Public personally appeared _Lynn Wood jen_

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____

_____OPTIONAL_____

Description of Attached:_____

Document Date:_____ Number of Pages:_____

ACE DIVERSIFIED CAPITAL, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
JULY 31, 2022

ACE DIVERSIFIED CAPITAL, INC.

Table of Contents

ACE DIVERSIFIED CAPITAL, INC.

Statement of Financial Condition
For the Year Ended July 31, 2022

ASSETS

Cash	$	129,193
Commissions Receivable		116,636
Deposits with Clearing Organizations		50,915
Furniture and Equipment		
Net of Accumulated Depreciation		2,500
Officer Loan		57,196
Other Assets		11,467
Total Assets	$	367,907

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	87
Income Tax Payable		1,637
Commissions Payable		97,089
Total Liabilities		98,813

STOCKHOLDERS' EQUITY

Common Stock, no par value, 55,000 shares authorized, issued, and outstanding		55,000
Additional Paid-in-Capital		376,650
Accumulated Deficit		(162,556)
Total Stockholders' Equity		269,094
Total Liabilities and Stockholders' Equity	$	367,907

ACE DIVERSIFIED CAPITAL, INC.

Statement of Income
For the Year Ended July 31, 2022

REVENUES

Commissions	$	323,058
Revenue from Sale of Investment Company shares		99,373
Revenue from Sale of Insurance based products		23,061
Options Income		77,939
Interest Income		103,477
Other Income - CA. Relief Grant		15,000
Total Revenues		641,908

EXPENSES

Clearing Fees	72,365
Commissions	459,133
Legal and Professional Fees	26,845
Rent	23,400
Other Expenses	40,378
Total Expenses	622,121

NET INCOME BEFORE INCOME TAXES		19,787
LESS: INCOME TAX EXPENSES		1,637
NET INCOME	$	18,150

ACE DIVERSIFIED CAPITAL, INC.

Statement of Stockholders' Equity
For the Year Ended July 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, August 1, 2021	$ 55,000	$ 376,650	$ (180,706)	$ 250,944
Net Income			18,150	18,150
Ending balance, July 31, 2022	$ 55,000	$ 376,650	$ (162,556)	$ 269,094

ACE DIVERSIFIED CAPITAL, INC.

Statement of Cash Flows
For the Year Ended July 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	$	18,150
Noncash Items Included in Net Income:		
Depreciation		654
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in assets		
Commissions Receivable		(89,944)
Deposits with Clearing Organizations		(35)
Officer Loan		(2,724)
Other Assets		249
Increase (decrease) in liabilities		
Accounts Payable		(168)
Commissions Payable		84,589
Income Tax Payable		(2,262)
Total adjustments		(10,295)
Net cash provided by operating activities		8,509
Net increase in cash		8,509
Cash at beginning of year		120,684
Cash at end of year	$	129,193
Supplemental Disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	992

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ace Diversified Capital, Inc. (the "Company") was incorporated in the state of California on July 31, 1996. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including equities, options, mutual funds, and insurance based products. The Company transacts business with its clients in primarily California, and secondarily overseas in Taiwan and China.

The Company clears its clients' accounts through another broker-dealer, Wedbush, Inc., on a fully disclosed basis. The Company maintains a clearing deposit at Wedbush, which was $ 50,539 on July 31, 2022.

Summary of Significant Accounting Policies

The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by SEC and FINRA.

Commissions receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and the related commission income and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Cash

The Company maintains cash deposits in an institution which is insured by the Federal Deposit Insurance Corporation. This government corporation insures balances up to $250,000.

Fair Value Measurement

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of July 31, 2022.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfil their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. 100% of the Company's revenues were generated in the State of California.

Note 2: INCOME TAXES

For the year ended July 31, 2022, the components of the Company's income tax expense are as follows:

State Income Taxes (California)	$	800
Federal Income Tax		837
Total Income Tax Expenses	$	1,637

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At July 31, 2022, management did not believe any valuation allowances were necessary.

As of July 31, 2022, the Company has income taxes payable of $1,637.

The Company adopted the standards for Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of July 31, 2022, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform Net Capital Rule (SEC Rule15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on July 31, 2022, the Company's net capital of $188,921 exceeded the minimum net capital requirement of 6 2/3% of aggregate indebtedness $6,588 or $5,000, whichever is greater, by $182,333 and the Company's ratio of aggregate indebtedness of $98,813 to net capital was 0.5 to 1, which is less than the 15 to 1 maximum ratio requirement.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an outstanding note receivable from one of its shareholders. The note carries an interest rate of 5% and will mature on July 31, 2022. At July 31, 2022, the outstanding balance of the note was $57,196, of which $2,724 was accrued interest, and is included in the statement of financial condition.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company is currently leasing an office space in San Gabriel, California, on a month to month basis. Rent expense for year ended July 31, 2022, was $23,400. The Company has a branch office in Los Angeles, California, for which it does not incur rent expense.

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company's lease is month to month; therefore, no right-of-use asset is required.

Note 6: REVENUE RECOGNITION

ASC 606, Revenue from Contracts with Customers, was issued in May 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 on August 1, 2018 using the modified retrospective method. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

Note 6: REVENUE RECOGNITION (CONTINUED)

Revenue is measured based on a consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are imposed on or concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The Company generates its revenue from the sale of securities products in the form of commissions, concessions and trail commissions. The Company's commission income is derived from transactions when the Company is engaged as an agent. The Company does not participate in net gains or losses from transactions acting as a principal or riskless principal.

The Company's revenue comprises security commissions on the sale of equities and options, the sale of investment company shares, and insurance-based product revenue. Additionally, the Company earns margin interest income.

Security commission revenue represents the sale of over-the-counter stock, put and call option trades, and insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date.

Revenue from the sale of investment company shares consists of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from the sale of insurance-based products represents the sale of fixed annuities and other life insurance products. The revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the trade date. The Company primarily earns trail revenue from the management of fixed annuity and life insurance assets, which is recognized monthly, as earned, based on the average assets.

Note 7: COMMITMENTS AND CONTINGENCIES:

The Company was not subject to any litigation during the period August 1st, 2021, through July 31, 2022.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end July 31, 2022, through September 16, 2022, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

ACE DIVERSIFIED CAPITAL, INC.

Schedule I
Statement of Net Capital
For the Year Ended July 31, 2022

	Focus 07/31/2022	Audit 07/31/2022	Change
Stockholders' Equity, 07/31/2022	$ 269,094	$ 269,094	-
Less: Non-allowable Assets			
Officer Loan	57,196	57,196	-
Fixed Assets	2,500	2,500	-
Other Assets	20,477	20,477	-
Tentative net capital	188,921	188,921	-
Haircuts:	-	-	-
NET CAPITAL	188,921	188,921	-
Minimum requirements of 6 2/3% of aggregate indebtedness or $5,000, whichever is greater	6,588	6,588	-
Excess net capital	$ 182,333	$ 182,333	-
Aggregate indebtedness	$ 98,813	$ 98,813	-
Ratio of aggregate indebtedness to net capital	0.5:1	0.5:1	-

There are no differences between the audit and Focus filed at 07/31/2022

ACE DIVERSIFIED CAPITAL, INC.

July 31, 2022

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according
to the provision of Rule 15c3-3(k)(2)(ii) and as supported by footnote 74 to SEC Release 34-70073.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements
under the (k)(2)(ii) exemptive provision and as supported by footnote 74 to SEC Release 34-70073

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2022, which were agreed to by Ace Diversified Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ace Diversified Capital, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Ace Diversified Capital, Inc. management is responsible for the Ace Diversified Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended July 31, 2022, as applicable with the amounts reported in Form SIPC-7 for the year ended July 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms' records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 16, 2022

12

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 07/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-049555   FINRA   JUL

ACE DIVERSIFIED CAPITAL INC.
923 EAST VALLEY BLVD. SUITE 213
SAN GABRIEL, CA. 91776

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lynnwood, jen (626)307 8300

2. A. General Assessment (item 2e from page 2) $ 576.59

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (301.21   )
      03/29/2022
      Date Paid

   C. Less prior overpayment applied   (.   )

   D. Assessment balance due or (overpayment)   _____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 275.38

   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box [ ] Funds Wired [ ] ACH [ ]
      Total (**must be same as F above**) $ 275.38

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 30 day of August , 20 22 .

ACE DIVERSIFIED CAPITAL INC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 08/01/2021
and ending 07/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 641,908

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

(2) Net loss from principal transactions in securities in trading accounts.   0

(3) Net loss from principal transactions in commodities in trading accounts.   0

(4) Interest and dividend expense deducted in determining item 2a.   0

(5) Net loss from management of or participation in the underwriting or distribution of securities.   0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

(7) Net loss from securities in investment accounts.   0

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   122,435

(2) Revenues from commodity transactions.   0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   72,365

(4) Reimbursements for postage in connection with proxy solicitation.   0

(5) Net gain from securities in investment accounts.   52

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

CA. State Grant & Interest Incomes   25,458

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 37,208

Enter the greater of line (i) or (ii)   37,208

Total deductions   257,518

2d. SIPC Net Operating Revenues $ 384,390

2e. General Assessment @ .0015 $ 576.59

(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ace Diversified Capital, Inc.
San Gabriel, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Ace Diversified Capital, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ace Diversified Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Ace Diversified Capital, Inc., stated that Ace Diversified Capital, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception and (3) Ace Diversified Capital, Inc. stated that Ace Diversified Capital, Inc. is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company and The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company): (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Ace Diversified Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Ace Diversified Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Brian W. Anson
Certified Public Accountant
Tarzana, California
September 16, 2022



Assertions Regarding Exemption Provisions

We, as members of management of Ace Diversified Capital Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(2)(ii).

The Company is also filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction based compensation for business done directly with mutual fund companies and insurance issuers where the funds are payable to the issuer or its agent and not the Company.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period starting August 1, 2021 through July 31, 2022.

Ace Diversified Capital Inc.

By:

_____
(Jen, Lynnwood)

September 16, 2022

16